June 20, 2014

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Attn:   Mr. Kevin Dougherty

Re:	VAALCO Energy, Inc.
Registration Statement on Form S-3/A filed June 20, 2014
File No. 333-195919

Ladies and Gentlemen:

VAALCO Energy, Inc. (the “Company”) requests that the effective date of the above-captioned Registration Statement be accelerated so that such Registration Statement will be declared effective at 10:00 a.m., Washington, D.C. time, on Tuesday, June 24, 2014, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Steven P. Guidry
STEVEN P. GUIDRY
Chief Executive Officer